April 14, 2025

Lishan Aklog
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
405 Lexington Avenue
44th Floor
New York, New York 10174

       Re: PAVmed Inc.
           Registration Statement on Form S-3
           Filed April 8, 2025
           File No. 333-286442
Dear Lishan Aklog:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Eric T. Schwartz